

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2024

Karen Haller
President and Chief Executive Officer
Southwest Gas Holdings, Inc.
8360 S. Durango Drive
Las Vegas, NV 89113

      Re: Southwest Gas Holdings, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed March 8, 2024
          File No. 001-37976

Dear Karen Haller:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation

cc: John Hensley